March 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director

Re:	FermaVir Pharmaceuticals, Inc. Form SB-2 filed February 3, 2006 File No. 333-131538

Dear Mr. Riedler:

This letter sets forth the response of FermaVir Pharmaceuticals, Inc., a Florida corporation (the “Company” or “we”), to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 16, 2006 concerning the Company’s Registration Statement on Form SB-2 (File No. 333-131538) filed with the Commission on February 3, 2006 (the “Registration Statement”). We are authorized by the Company to provide the response contained in this letter on behalf of the Company.

On page 31 of Amendment No. 1 to Form SB-2 we have disclosed the name of the natural person who is the beneficial owner of Trilogy Capital Partners, Inc.

Very truly yours,

/s/ Jeffrey J. Fessler